June 15, 2000


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Rollins Truck Leasing Corp. and, under the date of October 27, 1999, we reported on the consolidated financial statements of Rollins Truck Leasing Corp. and subsidiaries as of and for the years ended September 30, 1999 and 1998. On June 8, 2000, we resigned. We have read Rollins Truck Leasing Corp.'s statements included under Item 4 of its Form 8-K dated June 15, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Rollins Truck Leasing Corp.'s statements included in Item 4D.

Very truly yours,



KPMG LLP